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                             March 22, 2021

       Britt J. Vitalone
       Executive Vice President and Chief Financial Officer
       McKesson Corporation
       6555 State Hwy 161
       Irving, TX 75039

                                                        Re: McKesson
Corporation
                                                            Form 10-K
                                                            Filed May 22, 2020
                                                            File No. 001-13252

       Dear Mr. Vitalone:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Annual Report on Form 10-K filed May 22, 2020

       Part III. Item 11. Executive Compensation, page 127

   1. We note that you repurchased common stock in fiscal year 2020 and that your Executive
                                                        Compensation Program
uses Adjusted EPS, Three-year Cumulative Adjusted EPS, and
                                                        Relative TSR as
compensation measures. In future filings, please discuss if and how your share repurchases
affect the manner in which the Compensation Committee sets the relevant targets used
in your Executive Compensation Program and determines whether such targets were met.
       Exhibit 4.13
       Description of the Company's Securities, page 133

   2. We note that Article XI of your Amended and Restated Bylaws include an exclusive forum provision that
identifies the Court of Chancery of the State of Delaware as the
                                                        exclusive forum for
certain litigation, including any    derivative action.    Please confirm
 Britt J. Vitalone
McKesson Corporation
March 22, 2021
Page 2
         that, in future filings, you will revise your description of securities to include a description of your exclusive forum provision. Also, in future filings, please describe any risks or other impacts of the provision on investors, address any uncertainty about the enforceability of the provision, and disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, please also revise your disclosure to state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Cara Wirth at (202) 551-7127 or Daniel Morris at (202) 551-3314 with any questions.



FirstName LastNameBritt J. Vitalone                              Sincerely,
Comapany NameMcKesson Corporation
                                                                 Division of
Corporation Finance
March 22, 2021 Page 2                                            Office of
Trade & Services
FirstName LastName